Exhibit A-1

SETTLEMENT AGREEMENT

By and Between

ATLANTIC CITY ELECTRIC COMPANY

And

CITY OF VINELAND

March 13, 2002

With Regard To The Matter of

City of Vineland vs.

Atlantic City Electric Company, et al.,

Docket Nos. CUM-L-001206-00

And A-005791-00T3

TABLE OF CONTENTS

THIS SETTLEMENT AGREEMENT (this "Agreement") dated the 13th day of March, 2002 is by and between ATLANTIC CITY ELECTRIC COMPANY, a New Jersey corporation,, having an address at 5100 Harding Way, Mays Landing, New Jersey 08330 ("Condemnee"), and the CITY OF VINELAND, a municipality of the State of New Jersey, having an address at 640 East Wood Street, Vineland, New Jersey 08362 ("Condemnor").

W I T N E S S E T H:

WHEREAS, Condemnee is the owner and operator of the electric distribution equipment and facilities located in the City of Vineland, New Jersey and further described on **Exhibit A** attached hereto and made a part hereof (subject to the further definition in Section 1 below, the "Facilities"); and

WHEREAS, Condemnor filed a condemnation action in Cumberland County Superior Court against Condemnee seeking to condemn the Facilities, which action is entitled City of Vineland v Atlantic City Electric Company, et al., and has been designated as Docket Number CUM-L-001206-00 and A-005791-00T3 (collectively, the "Action");

WHEREAS, Condemnee opposes such condemnation and has asserted defenses to such condemnation in the Action;

WHEREAS, Condemnor conducted an electoral referendum among its citizens on November 6, 2001, pursuant to N.J.S.A. 40:62-15, to authorize Condemnor's acquisition of the Facilities, resulting in an affirmative authorizing vote tally of 7,993 yeas and 1,142 nea votes and that tally having been duly certified by the County Clerk of Cumberland County, New Jersey; and

WHEREAS, Condemnee and Condemnor desire to settle the Action by Condemnor agreeing to proceed with the condemnation of the Facilities and certain other property of

Condemnee and Condemnee agreeing to consent to such condemnation, provided, in each case such condemnation proceeds on the terms and conditions and subject to the provisions of this Agreement and for the Condemnation Compensation (as hereinafter defined) provided for herein;

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, the parties hereto agree as follows:

SECTION 1.

    (a)   <u>**Definitions**</u>

"Action" is defined in the Recitals.

"Agreement" is defined in the Recitals.

"Ancillary Interests" shall mean those real property interests owned by Condemnee and transferable by Condemnee necessary for Condemnor to maintain and operate the Facilities after Closing, provided, however, Ancillary Interests shall not include any real property interests reasonably required by Condemnee for the continued operation of the Landis Substation or any other assets of Condemnee.

"Assets" shall mean the Facilities, the Ancillary Interests and the Future Substation Property.

"Assignment and Assumption of Pole Attachment Agreements and Other Assigned Agreements" is defined in Section 2(f).

"Board Approval" shall mean the approval of this Agreement and the transactions contemplated by it by the Board of Directors of Condemnee and the Board of Directors of CONECTIV, a Delaware corporation and owner of all authorized, issued and outstanding capital stock of Condemnee.

"BPU" shall mean the New Jersey Board of Public Utilities.

"Business Day" shall mean a day that is not a Saturday or Sunday and on which State offices and banks in the State of New Jersey are open for business.

"Changeover Date" shall mean the first date upon which Condemnor provides electric service to any portion of the Service Territory using the Facilities and Condemnee ceases to provide electric service to any portion of the Service Territory using the Facilities. The Transition Team shall further define (but not establish a firm date for) the Changeover Date in the Implementation Plan. The parties acknowledge that there may be one or more dates upon which service is changed from Condemnee to Condemnor within the Service Territory and that if there is more than one the Changeover Date is the first such date; if there is only one date, the Changeover Date will be such date.

"Closing" shall mean the occurrence of the events that are required to occur on the Condemnation Date. The parties shall coordinate with each other to assure that all required events occur as simultaneously as practicable and that, in any event, all occur on the Condemnation Date.

"Closing Adjustments" shall mean the monetary adjustments between the parties relating to Customer Accounts, Pole Attachment Agreements and Other Assigned Agreements as such adjustments are further set forth in Section 2 hereof.

"Condemnation (Filing of Declaration of Taking)" shall mean the filing of the Declaration of Taking as contemplated by this Agreement.

"Condemnation Compensation" shall mean Twenty Three Million Nine Hundred Thousand Dollars ($23,900,000.00) payable in the First Payment, Second Payment, Third Payment, Fourth Payment and Fifth Payment.

"Condemnation Date" shall mean the date upon which the Closing and all of the following occur: (a) the Condemnation (Filing of Declaration of Taking), (b) the payment of the Fourth Payment, (c) the Changeover Date, (d) delivery or filing, as the case may be, of each of the Condemnation Documents.

"Condemnation Documents" shall mean all documents required to be delivered or filed by the parties on the Condemnation Date as further described in Section 4 hereof.

"Condemnee" is defined in the Preamble.

"Condemnee Release" shall mean a release to be delivered at Closing by Condemnee to Condemnor in the form attached hereto as **Exhibit A-1**.

"Condemnor" is defined in the Preamble.

"Condemnor Release" shall mean a release to be delivered at Closing by Condemnor to Condemnee in the form attached hereto as **Exhibit A-2**.

"Consent" is defined in Section 2(g).

"Consent Order" is defined in Section 2(a)(iii) hereof.

"Council Approval" shall mean such official action of the governing body of Condemnor as shall be legally required for the effectuation and implementation of this Agreement by Condemnor.

"Court" shall mean the Cumberland County Superior Court – Law Division.

"Customers" shall mean those customers to whom Condemnee is providing electric service within the Service Territory on the Condemnation Date and such additional later dates, if any, as the Transition Team shall determine. The parties acknowledge that Customers will change over time in the normal course of business.

"Customer Accounts" shall mean the electric accounts of the Customers and all records relating to those accounts for the twenty six (26) months before the Condemnation Date.

"Declaration of Taking" shall mean a Declaration of Taking filed in the Action at the time and in full accordance with the terms of this Agreement.

"Deed of Easements" is defined in Section 2(d).

"Disconnection Plan" is defined in Section 9(b).

"Disconnection Work" shall mean that work necessary to disconnect the Facilities and the Service Territory from Condemnee's distribution system and to allow the Facilities and the Service Territory to be connected to Condemnor's distribution system, all of which shall be designed and carried out in a manner consistent with BPU requirements for safe and reliable service to Condemnee's remaining customers outside the geographical limits of the City of Vineland.

"Easements" shall mean the easements, licenses and other real property interests that Condemnor shall grant to Condemnee on the Condemnation Date to enable Condemnee to properly and prudently maintain, operate, repair, replace, expand, construct, reconstruct and upgrade the Landis Substation now and in the future and to transport and distribute electric energy from that facility to Condemnee's service territory outside Vineland now and in the future. The Easements shall be defined by Condemnee and shall be reasonably acceptable to Condemnor and in any event shall include the Transmission Easement over the Future Substation Property.

"Effective Date" shall mean the date that this Agreement has been executed and delivered by both parties hereto.

"Facilities" is defined in the Recitals. **Exhibit A**, which defines the Facilities, was prepared by Condemnor in connection with the Action. The parties acknowledge that **Exhibit A** may not be accurate in that it may omit certain facilities that should be included and include certain facilities that should be omitted. The parties intend that the Facilities (which, as provided below, will be condemned on the Condemnation Date and, in order for such condemnation to occur, must be finally defined by such date) shall not include the transmission facilities of Condemnee located on the Future Substation Property nor any other facilities of Condemnee necessary for Condemnee's continued service to its service area outside of the City of Vineland, but shall include all other facilities of Condemnee located within the geographical limits of the City of Vineland. The final definition of Facilities shall be determined in accordance with Sections 9(a) and (e).

"First Payment" shall mean a payment from Condemnor to Condemnee of Two Million Four Hundred Thousand Dollars ($2,400,000.00) that shall be made by wire transfer to Condemnee on the latest of (i) the Effective Date, (ii) the first Business Day after the date of the Board Approval or (iii) the first Business Day after the date of the Council Approval.

"Fifth Payment" shall mean a payment from Condemnor to Condemnee of Five Hundred Thousand Dollars ($500,000.00) that shall be made by wire transfer to Condemnee on the six (6) month anniversary of the Condemnation Date.

"Fourth Payment" shall mean a payment from Condemnor to Condemnee of Eleven Million Dollars ($11,000,000.00) that shall be made by wire transfer to Condemnee on the Condemnation Date.

"Future Substation Fee Interest Compensation" shall mean the amount, if any, of reasonable compensation actually paid to a third party by Condemnor in the Action as a result of a valid claim asserted in the Action that Condemnee conveyed all or any portion of its fee simple interest (and not an easement, any other interest that is less than a fee simple interest or a Monetary Lien) in the Future Substation Property to such claimant (or its predecessor-in-interest) by valid unrecorded deed (or valid deed recorded after the date the Action was originally filed) and that, notwithstanding that Condemnee was record owner of such interest on the date the Action was originally filed, such claimant is the actual owner of the fee simple interest in the asserted portion of the Future

Substation Property, so such claimant is the party entitled to reasonable compensation for the taking of such interest.

"Future Substation Property" shall mean that property of Condemnee adjacent to the Landis Substation, consisting of approximately 11.06 acres and commonly referred to as a part of Block 68, Lot 14 on the Official Tax Map of the City of Vineland, which property is further described on **Exhibit B** hereof. The Future Substation Property shall not include any transmission facilities located thereon or to be located thereon. In addition, at Closing, Condemnor shall grant the Transmission Easement and any other Easements over the Future Substation Property to Condemnee as provided below. Condemnor intends to construct a substation and interconnection facilities on the Future Substation Property to permit it to interconnect Condemnor's distribution facilities with Condemnee's transmission facilities at the Landis Substation.

"Implementation Plan" shall mean the plan to be developed and adopted by the Transition Team detailing the timing and, if applicable, phasing, of the changeover of Customers and Customer Accounts from Condemnee to Condemnor, including timing and methods of meter reading and re-tagging, reconciling final bills, apportioning charges to Customers between Condemnee and Condemnor and other aspects of effectuating the changeover in a commercially reasonable and efficient manner while maintaining seamless electrical service to the Customers.

"Initial Mediator" shall mean a professional electric engineer with at least ten (10) years experience in the design and construction of electric distribution systems and selected by the other members of the Transition Team, or, if they are unable to select same, by the Court. The Initial Mediator shall be a full member of the Transition Team and shall work together with the parties to help them reach agreement. The Initial Mediator shall also arbitrate disputes as provided herein.

"Interconnection Agreements" shall mean those agreements existing on the Effective Date governing interconnections between the electrical systems of Condemnee and Condemnor.

"Landis Substation" shall mean Condemnee's existing electric transmission and distribution facilities located on the property commonly referred to as Block 68, Lot 14 of the Official Tax Map of the City of Vineland, New Jersey.

"Legal Requirements" shall mean all laws, statutes, codes, acts, ordinances, judgments, decrees, authorizations, directions and requirements of, and agreements with, all governmental departments, commissions, boards, courts, authorities, agencies, officials and officers, which now or at any time hereafter may be applicable to the Assets.

"Monetary Liens" shall mean (a) that certain Mortgage and Deed of Trust dated as of January 15, 1937 from Condemnee to Irving Trust Company (now The Bank of New York), Trustee, as amended and supplemented, (b) all mortgages, security interests, conditional sales agreements and other financing documents entered into by Condemnee or Conectiv and granting any person an interest in the Assets or any portion thereof to secure the repayment of money loaned to Condemnee or Conectiv or the payment of the purchase price of property sold to Condemnee or Conectiv, and (c) judgments constituting a lien on the Assets that can be discharged by the payment of such judgment.

"NJDEP" shall mean the New Jersey Department of Environmental Protection and any predecessor or successor agency thereto.

"Non-Conveyed Items" is defined in Section 2(g).

"Other Assigned Agreements" shall mean those certain agreements between Condemnee and various other parties, including without limitation, South Jersey Gas Company, that provide for cooperation or joint action (such as, for example and without limitation, joint trenching agreements) and/or grant such parties certain rights in the Assets.

"PEPCO" shall mean Potomac Electric Power Company.

"PEPCO/Conectiv Merger Proceeding" shall mean that proceeding currently pending before the BPU as Docket No. EM01050308 for approval of the merger of Conectiv and an affiliate of PEPCO.

"Pole Attachment Agreements" shall mean those certain agreements between Condemnee and various other parties, including without limitation, telephone and cable providers, that permit such parties to utilize the Assets to the extent and in the manner set forth in the agreements.

"Second Payment" shall mean a payment from Condemnor to Condemnee of Five Million Dollars ($5,000,000.00) that shall be made by wire transfer to Condemnee on the sixtieth (60th) day after the Effective Date.

"Service Territory" shall mean the geographical area within the City of Vineland and also within Condemnee's service territory on the date of the filing of the complaint in the Action.

"Territorial Dispute" shall mean the proceeding currently pending before the BPU with the caption: "Petition of Atlantic City Electric Company for Resolution of a Territorial Dispute with the City of Vineland Municipal Electric Utility," BPU Docket No. EE00020100.

"Third Payment" shall mean a payment from Condemnor to Condemnee of Five Million Dollars ($5,000,000.00) that shall be made by wire transfer to Condemnee on the One Hundred and Eightieth (180th) day after the due date of the Second Payment (being the Two Hundred and Fortieth (240th) day after the Effective Date).

"Transition Team" shall mean a team composed of not less than nine (9) individuals, with an equal number appointed by each of Condemnee and Condemnor and the remaining member being the Initial Mediator. The initial Transition Team members appointed by each party will be three (3) individuals with substantial knowledge of the electric distribution systems of the parties within Vineland and one (1) individual with substantial experience in customer services and accounts/billing information for electric utilities. Each party shall have the right to substitute another appointee for any of its appointees from time to time as it shall desire upon no less than ten (10) days written notice to the other party and the parties shall have the joint right to substitute another person for the Initial Mediator at any time, which substitute shall become the Initial Mediator hereunder for all purposes.

"Transmission Easement" shall mean an Easement located approximately as shown on **Exhibit C** hereto running over the Future Substation Property and sufficient to enable Condemnee to properly and prudently maintain, operate, repair, replace, expand, construct, reconstruct and upgrade the Landis Substation now and in the future and to transport and distribute electric energy from that facility to Condemnee's service territory outside Vineland now and in the future.

"Work Schedule" is defined in Section 9(b).

(b)   **Executive Summary of this Agreement**.

For the convenience of the parties, and without amending or modifying any operative provision of this Agreement, this Section 1(b) summarizes the transactions contemplated by this Agreement. The transaction summarized here are governed by the remainder of this Agreement where detailed provisions are set forth. A summary of the transaction is as follows:

(i)   Condemnor will condemn the facilities of Condemnee listed in **Exhibit A** (as such list may be modified by the Transition Team to make it fully accurate), certain real property interests of Condemnee relating to the facilities described above, which real property interests will initially be listed by Condemnee and then modified by the Transition Team to make it fully accurate, a certain property described on **Exhibit B** where a future substation may be located by Condemnor and, if desired by Condemnor, certain contract interests in pole attachment agreements and other agreements that would otherwise be assigned to Condemnor as provided below, which contract interests will only be condemned if Condemnor is condemning all interests in such contracts and terminating same and Condemnee will consent to such condemnation.

(ii)   Simultaneously with the filing of the declaration of taking by Condemnor in the condemnation action, Condemnee will also assign the contract agreements relating to the facilities and/or the real property interests to Condemnor unless Condemnor has elected to condemn all interests in any of said contracts and terminate same, in which event such terminated contracts will not be assigned.

(iii)   In consideration of the condemnation of the facilities, real property interests, fee real property and contract interests in any pole attachment agreement or other agreements that would otherwise have been assigned as well as the assignment of any such contract interests, Condemnor will pay directly to Condemnee, in the time and manner set forth in this Agreement, the sum of Twenty Three Million Nine Hundred Thousand Dollars ($23,900,000.00) and will grant to Condemnee certain easements defined below.

(iv)   Nothing in this Agreement limits Condemnor's right to condemn other property from parties other than Condemnee upon paying such parties appropriate consideration in accordance with law, which consideration will not reduce the consideration payable to Condemnee for its interests hereunder (except for Future Substation Fee Interest Compensation, if any).

(v)   A transition team will facilitate the disconnection of the facilities from Condemnee's system and the connection of the facilities to Condemnor's system. Various other practical aspects of the transfer of the facilities and related assets will also be addressed by the Transition Team as provided in detail below.

(vi)   A consent order will be filed with the Cumberland County Superior Court as provided below. The parties will also notify the BPU that the territorial dispute between the parties has been settled and is dismissed with prejudice and that the condemnation contemplated by this Agreement is taking place. Condemnor will withdraw as intervenor in the PEPCO/Conectiv merger and notify the BPU that it no longer opposes the merger.

SECTION 2:   SETTLEMENT OF THE ACTION AND ENTRY OF CONSENT ORDER; CONDEMNATION OF THE ASSETS; OTHER TRANSFERS AND ADJUSTMENTS.

(a)   **Settlement of the Action and Entry of Consent Order**.

(i)   Upon the first Business Day after the Effective Date, the parties shall jointly notify the Appellate Division of the New Jersey Superior Court hearing the appeal in the Action that this Settlement Agreement has been executed and request an adjournment of the oral arguments in such appeal currently scheduled for February 5, 2002. If the Board Approval and Council Approval have not yet been obtained, the parties' written notification to the Appellate Division shall disclose such fact and the likely dates by which such approvals will be obtained or refused.

(ii)   Upon the last to occur of the execution of this Agreement, the obtaining of Board Approval by Condemnee and the obtaining of Council Approval by Condemnor, the parties shall cause the withdrawal and/or dismissal of the appeal and cross-appeal pending in the

Action and to request that the Appellate Division remand the Action to the Court for further proceedings in accordance with the terms of this Agreement.

(iii)   Upon the withdrawal/dismissal of the appeal and cross-appeal and the remand of the Action to the Court, the parties shall jointly seek the entry of the Consent Order (the "Consent Order") in the form attached hereto as **Exhibit D** between Condemnor and Condemnee only, without reference to any third party that Condemnor may elect to add to the Action. The parties shall jointly endeavor to meet with the Court and establish a reasonable basis for proceeding with the Action in accordance with the terms of this Agreement. Such procedures shall expressly provide adequate time for the identification by Condemnor and Condemnee of any third parties whose interests Condemnor desires to condemn and procedures for adding such parties as defendants and serving such parties (including, without limitation, service by publication for unknown third parties as the Court may permit), in the Action. Nothing in this Agreement shall in any way limit Condemnor's right to condemn the interests of third parties that it wishes to condemn and Condemnor shall be free in its sole discretion to decide whether there are third parties it desires to name and then to do so or not as it may desire. The procedures shall also expressly provide for the payment directly to Condemnee in accordance with the terms of this Agreement and the Consent Order, as well as setting dates certain for those additional parties, if any, that Condemnor, in its sole discretion, may elect to name and serve, to apply to the Court for compensation for the taking of their interests or otherwise assert their rights in the Action. Condemnor shall pay into Court any compensation due any third party in connection with the condemnation by Condemnor of such third party's property in accordance with the rules of the Court or an order entered by the Court. In no event shall any interests taken from any third parties or any compensation payable to any third party reduce or otherwise affect the Condemnation Compensation payable to Condemnee hereunder, all of which shall be paid in full at the times and in the manner provided for in this Agreement (except for Future Substation Fee Interest Compensation, if any). Notwithstanding the foregoing, as provided below, at Closing, Condemnee, at its sole cost and expense, shall cause the Monetary Liens encumbering the Assets, if any, to be released and no holder of a Monetary Lien shall be named a party or otherwise be included in the Action as a result of holding such Monetary Lien. The parties shall agree to provide written status reports to the Court on the status of the consummation of this Agreement as the Court may request.

(iv) In the event the Court does not approve the entry of the Consent Order in the form attached hereto as **Exhibit D** (or such substitute forms as both parties shall approve in their sole discretion), the parties shall take all reasonable action, without additional compensation, to do those things necessary or desirable to carry out the transactions contemplated by this Agreement by restructuring the transactions as a sale and/or instituting further condemnation proceedings.

(b) **Condemnation of the Assets**. On the Condemnation Date, Condemnor shall file a Declaration of Taking in the Action condemning the Assets in accordance with the terms and conditions of this Settlement Agreement. The parties agree that the settlement of the Action has established the price for Condemnee's interests in the Assets and that, as provided above, the entire Condemnation Compensation (except for Future Substation Fee Interest Compensation, if any) shall be paid to Condemnee as set forth herein, notwithstanding that Condemnor, in its sole discretion may elect to condemn certain other interests of other persons and entities with the condemnation of the Assets. Condemnor agrees to pay the Condemnation Compensation to Condemnee without deduction or offset of any kind whatsoever other than the Closing Adjustments (and any Future Substation Fee Interest Compensation) and Condemnee agrees that no further compensation of any kind whatsoever will be sought by Condemnee for the Assets or resulting from the condemnation thereof, or from the loss of Customers or the reduction in Condemnee's Service Territory, other than the Closing Adjustments.

(c) **The Assets**. Condemnor expressly acknowledges (i) that it is condemning the Assets in their "AS-IS" condition on the Condemnation Date, provided, however, that Condemnee agrees to maintain in good repair (subject to normal wear and tear and damage by casualty) all physical aspects of the Facilities between the Effective Date and the Condemnation Date; (ii) that the Assets are being condemned from Condemnee subject to any and all encumbrances thereon other than Monetary Liens, if any, which shall be released at Closing as provided below (provided, however, that nothing herein shall be construed to prevent Condemnor from condemning from the third parties encumbrances on Condemnee's interest in the Assets that are not Monetary Liens if it so desires, at Condemnor's sole cost and expense); (iii) that the Ancillary Interests are limited to those interests in real property held by Condemnee that are necessary to maintain and operate the Facilities in their existing locations and that are transferable and not necessary for Condemnee to operate its business and provide service to its service territory (provided, however, that nothing in this Agreement shall be construed to prevent Condemnor from taking from third parties additional interests that it desires, at Condemnor's sole cost and expense); (iv) that the Assets are being transferred subject to all existing agreements and other interests, including, without limitation, the Pole Attachment Agreements and the Other Assigned Agreements, which Condemnor agrees to assume as provided in this Agreement unless Condemnor, in Condemnor's sole discretion, shall elect to condemn both Condemnee's and all third parties' interests in one or more such Pole Attachment Agreement or

Other Assigned Agreement, in which event (A) Condemnor shall, at Condemnor's sole cost and expense, pay any such third party any appropriate compensation for such condemnation, (B) neither Condemnor, Condemnee nor any such third party shall have any further rights or obligations thereunder; and (C) such Pole Attachment Agreement or Other Assigned Agreement shall not be assigned to Condemnor hereunder; (v) that the Ancillary Interests may not include all interests in real property that Condemnor reasonably requires to maintain and operate the Facilities in their existing locations, but that Condemnor shall have the right to condemn any additional interests it desires or requires from third parties at its sole cost and expense; (vi) that Condemnor agrees that Condemnee is not responsible for Condemnor obtaining any necessary interests that are not Ancillary Interests and that Condemnor shall do so at its sole cost and expense; and (vii) that Condemnor, at its sole cost and expense, shall, to the extent desired by Condemnor, effect a subdivision of the Future Substation Property from Condemnee's other property prior to the Condemnation Date, which subdivision shall not be subject to any conditions or contain any easements or other grants of interests other than the Easements (which shall be in form and substance as required by this Agreement), the parties agreeing that all of same are to be determined and created solely in accordance with this Agreement. As provided above, Condemnor shall have the right to add third parties to the Action for the purpose of obtaining such interests from such third parties for the payment of just compensation to such third parties and no such payment(s) shall affect the Condemnation Compensation payable to Condemnee hereunder.

(d) **The Easements.**   The Easements to be granted by Condemnor on the Condemnation Date shall be granted by deed of easements in the form attached hereto as **Exhibit E** (the "Deed of Easements").

(e) **The Customer Accounts.** The Customer Accounts shall be transferred and assumed by Assignment and Assumption of Customer Accounts in the form attached hereto as **Exhibit F** ("Assignment and Assumption of Customer Accounts"). Subject to the determination of the Transition Team of a methodology and timing for the reconciliation and transfer of Customer Accounts as final meter readings and the changeover of service occurs, the Customer Accounts shall be determined to the extent possible at Closing (subject to adjustment after Closing) based on actual amounts received and incurred to date and, as applicable, the final meter reading (which the parties acknowledge may not be until after Closing for many Customers). All amounts received after Closing from any Customer (a) before Condemnor bills such Customer for any services shall be applied solely to the amounts due to Condemnee from that Customer (no amounts then being due to Condemnor), (b) after Condemnor bills such Customer for services, pro rata to amounts due to Condemnor and Condemnee from that Customer until Condemnee is paid in full (for example, if Condemnee is owed $100 and Condemnor is owed $50, and a payment for $100 is received, Condemnee shall receive $66.67 and Condemnor shall receive $33.33), provided, however, that any balance due Condemnee that is less than Twenty Five Dollars ($25.00) shall be paid in full without pro ration; and (c) after no balance is due to Condemnee, solely to Condemnor, provided, however, that the Transition Team by mutual agreement only (and not subject to arbitration) may make changes in these allocations in their reconciliation as they mutually deem appropriate under the circumstances. Condemnor shall use good faith reasonable efforts to collect all amounts due to Condemnee on the Customer Accounts and shall use all usual collection efforts used by Condemnor in the collection of its own accounts, including, but not limited to termination of service and institution of collection proceedings where Condemnor would use such methods if its own accounts were in arrears for the amount in arrears for both Condemnor and Condemnee. To the extent Condemnor incurs reasonable collection expenses collecting amounts due to Condemnee that would not have been incurred by Condemnor but for the collection of amounts due Condemnee, Condemnee shall reimburse Condemnor for such actual reasonable expenses in the reconciliation of accounts being conducted by the parties as provided herein. Each party agrees to promptly forward to the other party payments received by it but actually payable to the other party. In addition, ninety (90) days and one hundred eighty (180) days after the Condemnation Date and at such later times as the Transition Team shall deem appropriate until a final and complete reconciliation can be made, the Transition Team shall meet and, each member acting in good faith and reasonably, shall agree on the final adjustments (only to the extent possible on each date) between the parties relating to the transfer of the Customer Accounts. The parties shall work together in good faith and reasonably to efficiently effectuate the transition of the Customer Accounts and the apportionment of payments between the parties in accordance with the Implementation Plan. Condemnor shall not have any obligation to collect anything other than electric accounts and any accounts that are not electric accounts shall be retained by Condemnee and may be collected by Condemnee in any manner permitted by applicable law.

(f)   **Pole Attachment Agreements and Other Assigned Agreements**. The Pole Attachment Agreements and Other Assigned Agreements shall be transferred and assumed on the Condemnation Date by Assignment and Assumption of Pole Attachment Agreements and Other Assigned Agreements in the form attached hereto as **Exhibit G** ("Assignment and Assumption of Pole Attachment Agreements and Other Assigned Agreements"), provided, however, if Condemnor in its sole discretion has elected to condemn all interests of all parties in one or more Pole Attachment Agreements or Other Assigned Agreements, such Pole Attachment

Agreements or Other Assigned Agreements shall no longer be considered Pole Attachment Agreements or Other Assigned Agreements hereunder, shall terminate on the Condemnation Date and shall not be assigned hereunder. Any payments due to Condemnee pursuant to the Pole Attachment Agreements and/or the Other Assigned Agreements assigned hereunder shall be apportioned as of the Condemnation Date with credits to either Condemnor or Condemnee as is appropriate. Any amounts due from Condemnor to Condemnee shall be paid to Condemnee at Closing, in addition to the Condemnation Compensation. All amounts due from Condemnee to Condemnor shall be credited against the Fourth Payment at Closing. Condemnor shall thereafter have the exclusive right to collect all amounts due under the Pole Attachment Agreements and Other Assigned Agreements assigned hereunder and retain the proceeds of such collections. Each party agrees to forward to the other party payments received by it but actually payable to the other party.

(g) **Limitations.** Notwithstanding anything in this Agreement to the contrary, if any item included in the Pole Attachment Agreements or Other Assigned Agreements may not be transferred without the consent, approval or waiver ("Consent") of a third party (including, without limitation, any governmental or public authority) which have not been obtained and such transfer or attempted transfer without such consent would constitute a breach thereof or a violation of any law or regulation, nothing in this Agreement or any other agreement executed in connection herewith shall constitute a transfer or attempted transfer thereof until such Consent is obtained. To the extent not obtained as of the date hereof, Condemnee and Condemnor shall use good faith efforts and shall cooperate to obtain such Consent promptly following the date hereof. In those cases where such Consents have not been obtained (the "Non-Conveyed Items"), Condemnee shall, promptly following Condemnor's request, take all commercially reasonable steps and actions to provide Condemnor with the benefit of such Non-Conveyed Items, including, but not limited to, (i) enforcing any rights of Condemnee arising with respect thereto, or (ii) permitting Condemnor to enforce any rights arising with respect thereto, in accordance with and not contrary to any provision of the Non-Conveyed Items, as if such Non-Conveyed Items had been assigned to Condemnor, so long as Condemnor pays (i) when due, or provides Condemnee with the funds to pay when due, all obligations of Condemnee arising after the Condemnation Date and relating to the Non-Conveyed Items, and (ii) all costs and expenses reasonably incurred by Condemnee in complying with Condemnor's request. Condemnor shall defend, indemnify and hold Condemnee harmless from and against any suit, action, cost, expense, damage or liability which arises out of or results from or is alleged to arise out of or result from Condemnor's exercise of its rights under this paragraph. The provisions of this Section 2(g) shall survive Closing.

SECTION 3. CONDEMNATION COMPENSATION

The Condemnation Compensation shall be paid by Condemnor as follows:

(a)   The First Payment shall be made to Condemnee on the latest to occur of (i) the Effective Date, (ii) the first Business Day after Board Approval is obtained, or (iii) the first Business Day after Council Approval is obtained.

(b)   The Second Payment shall be made to Condemnee on the sixtieth (60th) day after the Effective Date.

(c)   The Third Payment shall be made to Condemnee on the one hundred and eightieth (180th) day after the due date of the Second Payment, being the two hundred and fortieth (240th) day after the Effective Date.

(c)   The Fourth Payment shall be made to Condemnee at Closing on the Condemnation Date (and any Future Substation Fee Interest Compensation shall be credited against this payment).

(d)   The Fifth Payment shall be made to Condemnee on the six month anniversary of the Condemnation Date.

(f)   All payments to be made pursuant to this Section 3 shall be made by wire transfer of federal funds to the designated payee.

SECTION 4. THE CLOSING

(a)   **Time and Place**. The Closing shall occur at 10:00 a.m. prevailing eastern time on a date initially selected by Condemnor based on a good faith reasonable estimate of the earliest reasonable date when the Changeover Date will be able to occur and thereafter modified, as necessary, by the Transition Team to reflect updated good faith reasonable estimates of the earliest reasonable date when the Changeover Date will be able to occur. The Closing shall occur on the Changeover Date. The Closing shall take place at City Hall, Vineland, New Jersey or such other location as the parties may mutually agree.

(b)   **Matters to Take Place and Documents to be Delivered at Closing**.

(i)   Simultaneously with the Closing, Condemnor shall file the Declaration of Taking with the Court and cause title to Condemnee's interest in the Assets to vest in Condemnor. The Closing shall not effect the transfer of the Assets, which shall be effected solely by the Condemnation (Filing of Declaration of Taking).

(ii)   At the Closing, Condemnee shall deliver or cause to be delivered to Condemnor:

(A)   The Assignment and Assumption of Customer Accounts;

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(B)   The Assignment and Assumption of Pole Attachment Agreements and Other Assigned Agreements.

(C)   A certified true copy of the Board Approval;

(D)   The Condemnee Release; and

(E)   A settlement statement setting forth the Condemnation Date Closing Adjustments and the Condemnation Compensation.

(iii)   At the Closing, Condemnor shall deliver or cause the be delivered to Condemnee:

(A)   The Fourth Payment (increased or decreased, as the case may be by the net Closing Adjustments and any Future Substation Fee Interest Compensation);

(B)   The Assignment and Assumption of Customer Accounts;

(C)   The Assignment and Assumption of Pole Attachment Agreements and Other Assigned Agreements.

(D)   The Deed of Easements;

(E)   A certified true copy of the Council Approval;

(F)   The Condemnor Release; and

(G)   A settlement statement setting forth the Condemnation Date Closing Adjustments and the Condemnation Compensation.

SECTION 5: SETTLEMENT OF VARIOUS PROCEEDINGS

(a)   The parties acknowledge that this Agreement embodies the entire settlement of the Action and all claims that have or could be brought therein and that each party agrees that its rights and obligations with respect to the Assets and the Action shall be as set forth in this Agreement.

(b)   Within three (3) Business Days after the latest of (i) the Effective Date, (ii) obtaining Board Approval, or (iii) obtaining Council Approval, Condemnor agrees to withdraw as intervenor in the PEPCO/Conectiv Merger Proceeding and notify the BPU that it no longer opposes such merger. In addition, Condemnor will encourage all parties involved in the merger proceeding to work towards an amicable resolution of all outstanding issues.

(c)   Within three (3) Business Days after the latest of (i) the Effective Date, (ii) obtaining Board Approval, or (iii) obtaining Council Approval, the parties shall notify the BPU that the Territorial Dispute has been settled and should be dismissed with prejudice and that the parties have entered into this Settlement Agreement pursuant to which Condemnor will condemn the Assets.

SECTION 6: REPRESENTATIONS AND WARRANTIES OF CONDEMNEE

Condemnee hereby represents and warrants to Condemnor as follows:

(a)   **Organization and Good Standing**. Condemnee is a corporation duly formed, validly existing and in good standing under the laws of the State of New Jersey, and has all requisite power to carry on its business as it is now being conducted.

(b)   **Authority; Execution and Delivery**. The execution and delivery of this Agreement by Condemnee and the consummation of the transactions contemplated hereby and thereby is subject to Condemnee obtaining the Board Approval as contemplated by this Agreement. Except for the Board Approval, no other actions on the part of Condemnee are necessary to authorize this Agreement or the transactions contemplated hereby or thereby. This Agreement is duly executed and delivered by Condemnee. Subject to obtaining the Board Approval, this Agreement constitutes the legal, valid and binding obligations of Condemnee enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general or general principles of equity.

(c) **No Conflict**. The execution and delivery by Condemnee of this Agreement will not, and the consummation by Condemnee of the transactions contemplated hereby will not (i) constitute a violation of, or conflict with, any provision of Condemnee's articles of incorporation, (ii) require the consent, approval, permission or other authorization of, or by, or filing or qualification with, any court, arbitrator or governmental, administrative or self-regulatory authority, or any other person or entity except for the Board Approval, or (iii) constitute a default under or violation of any indenture, mortgage, lease, contract or other agreement to which Condemnee is a party or by which it is bound, or any judgment, decree, order or award of any court, governmental body or arbitrator by which Condemnee is bound, or any law, rule or regulation applicable to Condemnee.

(d) **Facilities**. The physical aspects of the Facilities are in good operating condition and will be maintained in good operating condition for use in the ordinary course of business, normal wear and tear and damage by casualty excepted and are being utilized in the conduct of business by Condemnee.

(e) **Claims**. Except as described on **Schedule 6(e)**, there are no pending, or threatened in a manner that has resulted in the opening of a claim file by Condemnee, civil or criminal lawsuits or administrative proceedings alleging a violation by Condemnee of applicable environmental law ("Environmental Claims") relating to, arising from or in connection with the Assets or the ownership, maintenance or repair thereof or other civil or criminal lawsuits or administrative proceedings (other than the Action) directly involving the Assets or the ownership, maintenance or repair thereof.

(f)   **Monetary Liens**. At Closing, any Monetary Liens shall be released.

SECTION 7. REPRESENTATIONS AND WARRANTIES OF CONDEMNOR

Condemnor hereby represents and warrants to Condemnee as follows:

(a)   **Organization and Good Standing**. Condemnor is a municipality of the State of New Jersey duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite power to carry on its business as it is now being conducted and to carry out the continued operation of the Facilities after the Closing.

(b)   **Authority; Execution and Delivery**. The execution and delivery of this Agreement and the transactions contemplated hereby and thereby have been duly and effectively authorized by Condemnor. Except for the Council Approval, no other proceedings on the part of Condemnor are necessary to authorize this Agreement or the transactions contemplated hereby or thereby. This Agreement is duly executed and delivered by Condemnor. Subject to the Council Approval, this Agreement constitutes the legal, valid and binding obligations of Condemnor enforceable against it in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general or general principles of equity.

(c)   **No Conflict**. The execution and delivery by Condemnor of this Agreement does not, and at the Closing the consummation by Condemnor of the transactions contemplated hereby and thereby will not (i) constitute a violation of, or conflict with, any provision of Condemnor's Charter, (ii) require the consent, approval, permission or other authorization of, or by, or filing or qualification with, any court, arbitrator or governmental, administrative or regulatory authority or any other person or entity which has not been obtained except for the Council Approval, or (iii) constitute a default under or violation of any indenture, mortgage, lease, contract or other agreement to which Condemnor is a party or by which it is bound, or any judgment, decree, order or award of any court, governmental body or arbitrator by which Condemnor is bound, or any law, rule or regulation applicable to Condemnor.

(d) **Facilities**. Condemnor has no knowledge (with no investigation other than determining the actual knowledge, without investigation, of the elected officials of Condemnor) that the Facilities are not in good operating condition.

(e) **Claims**. Except as described on **Schedule 7(e)**, Condemnor has no knowledge (with no investigation other than determining the actual knowledge, without investigation, of the elected officials of Condemnor) of any threatened Environmental Claims against Condemnee relating to, arising from or in connection with the Assets or the ownership, maintenance or repair thereof or other civil or criminal lawsuits or administrative proceedings (other than the Action) directly involving the Assets or the ownership, maintenance or repair thereof.

SECTION 8. CONDITIONS PRECEDENT AND RELATED COVENANTS

(a) **Conditions Precedent to this Agreement**. In addition to the conditions set forth elsewhere in this Agreement, Condemnee's and Condemnor's obligation to consummate the transactions contemplated hereby is subject to (i) Condemnee obtaining Board Approval within thirty (30) days after the date of this Agreement and (b) Condemnor obtaining Council Approval within thirty (30) days after the date of this Agreement.

(b) **Conditions to Condemnee's Obligations.** Condemnee's obligation to consummate the transactions contemplated hereby are expressly subject to the fulfillment, or written waiver by Condemnee, of each of the following conditions:

(i) **Condemnor's Compliance**. All of the terms, conditions and covenants of this Agreement to be complied with and performed by Condemnor on the Condemnation Date shall have been complied with and performed in all material respects and the representations and warranties of Condemnor set forth in this Agreement shall be accurate in all material respects on the Condemnation Date, provided, however, if a change in facts shall occur at any time or from time to time after the Effective Date that shall change the representations and warranty contained in Section 6(e) or Section 7(e), the party obtaining knowledge of such change shall promptly notify the other in writing and such change in facts shall not be a default hereunder and on the Condemnation Date, such representation and warranty, as amended by such changed facts, and not as originally stated herein, shall be accurate in all material respects. Any change in facts relating to the representation and warranties contained in Sections 6(e) and 7(e) shall be dealt with by the parties in accordance with the terms of Section 12(c) hereof.

(ii) **Condemnor's Deliveries**. All of the documents to be delivered or caused to be delivered by Condemnor and matters to be completed by Condemnor as provided in this Agreement shall have been so delivered and completed.

(iii) **Other Closing Items**. Condemnor shall be ready and able to seamlessly assume providing electrical service to the Customers from its system independent of Condemnee's system to the extent required to occur on the Changeover Date by the Implementation Plan.

(iv) **Consent Order.** The Consent Order (with such procedural changes as the Court requires and are acceptable to both parties in the reasonable exercise of their discretion) shall have been entered.

(c) **Conditions to Condemnor's Obligations.** Condemnor's obligation to consummate the transactions contemplated hereby are expressly subject to the fulfillment, or written waiver by Condemnor, of each of the following conditions:

(i) **Condemnee's Compliance**. All of the terms, conditions and covenants of this Agreement to be complied with and performed by Condemnee on the Condemnation Date shall have been complied with and performed in all material respects, and the representations and warranties of Condemnee set forth in this Agreement shall be accurate in all material respects on the Condemnation Date.

(ii) **Condemnee's Deliveries**. All of the documents to be delivered or caused to be delivered by Condemnee and matters to be completed by Condemnee, as provided in this Agreement, shall have been so delivered and completed.

(iii) **Other Closing Items**. Condemnee shall be ready and able to disconnect the Customers from its system and permit Condemnor to connect them to its system to the extent required to occur on the Changeover Date by the Implementation Plan.

(iv) **Consent Order**. The Consent Order (with such procedural changes as the Court requires and are acceptable to both parties in the reasonable exercise of their discretion) shall have been entered.

(d) **Covenants**.

(i) Each party covenants and agrees to perform all of its obligations set forth in this Agreement in accordance with the terms of this Agreement and in full compliance with each party's covenant of good faith and fair dealings.

(ii) Each party covenants and agrees that nothing in this Agreement, or the Disconnection Plan, the Work Schedule or the Implementation Plan shall require Condemnor to operate outside of the geographical boundaries of the City of Vineland or to undertake any other conduct that would subject Condemnor's municipal electric utility to BPU rate regulation or other BPU jurisdiction.

(iii)   Condemnee, at Condemnee's sole cost and expense, shall cause all Monetary Liens to be released at or before Closing.

(iv)   Condemnee, at least sixty (60) days prior to the Changeover Date, shall deliver to Condemnor a Phase I Site Assessment of the Future Substation Property.

(v)   Condemnee shall not induce customers of its system located wholly within the geographical limits of the City of Vineland to select another electric provider between the Effective Date and the Condemnation Date except as may be required by Legal Requirements.

(vi)   After the completion of the changeover of the Service Territory to Condemnor's service and the transfer of all Customers to Condemnor's service with none remaining that are served by Condemnee, Condemnee shall not offer electric service to any end-user within the geographical limits of the City of Vineland except as the parties shall expressly agree, as may be contemplated by the Interconnection Agreements or any future Interconnection Agreement or as may be required by Legal Requirements.

(vii)   If any of the Facilities shall have been damaged by casualty and, as a result, shall not be in good operating order on the Condemnation Date, Condemnee shall either repair such Facilities to good operating order as soon as reasonably possible after the Condemnation Date or, if Condemnor shall so elect, shall assign to Condemnor the insurance proceeds payable to Condemnee as a result of the damage to such Facilities, in which case Condemnor shall be solely responsible for all necessary repairs to the damaged Facilities.

SECTION 9: TRANSITION TEAM; DISCONNECTION WORK

(a)   The parties acknowledge that the consummation of the transactions contemplated by this Agreement requires the disconnection of the Customers and the Service Area from Condemnee's distribution system and the connection of the Customers and the Service Area to Condemnor's distribution system, while continuing safe and reliable service to both Condemnee's service area other than the Service Area and Condemnor's existing service area. In particular, the Landis Substation must be able to continue to distribute electric power to Condemnee's distribution system. In addition, the transactions contemplated by this Agreement require that the Facilities, the facilities of Condemnee located with in the City of Vineland that do not constitute Facilities, the Ancillary Interests and Easements be identified with particularity and that a definitive list of Pole Attachment Agreements and Other Assigned Agreements be established. The parties shall handle these matters and have the respective responsibilities and obligations as set forth in this Section 9 and elsewhere in this Agreement. In addition to the other matters subject to mediation and/or arbitration in accordance with the terms of Section 10 hereof, any dispute relating to the Facilities, the facilities of Condemnee located within the City of Vineland that do not constitute Facilities, the Ancillary Interests, the Easements, the Pole Attachment Agreement or the Other Assigned Agreements shall be subject to mediation and arbitration in accordance with Section 10 hereof. In addition, the Transition Team shall have the right to and shall modify the list of Pole Attachment Agreements and Other Assigned Agreements as desired by Condemnor (which may elect not to accept any Pole Attachment Agreements or Other Assigned Agreements it does not desire to accept so long as (i) it condemns all interests in such undesired agreements or (ii) such undesired agreements may be terminated by Condemnee on the Condemnation Date without penalty). The Transition Team will work together to determine how each Pole Attachment Agreement and Other

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Assigned Agreement shall be handled hereunder and shall defer in each case to Condemnor's desires unless to do so would, in the good faith reasonable opinion of Condemnee (and subject to mediation and/or arbitration by the Initial Mediator) violate Legal Requirements or cause Condemnee to breach or default under same. In addition, if any Pole Attachment Agreement or Other Assigned Agreement requires the consent of the other party to assign to Condemnor and such consent cannot, despite reasonable efforts, be obtained, Condemnor shall elect, in its discretion, either to accept the benefits of such agreement as provided in Section 2(g) or to exclude such agreement from the respective category of agreements, in which case it will be so excluded. The Transition Team has been formed for the purpose of deciding and/or overseeing the various matters that must be determined. Each party agrees that its members of the Transition Team will act in good faith and reasonably at all times, and in accordance with the terms of this Section 9 and the intent of this Agreement.

(b)   The plans and specifications for the Disconnection Work will be determined by Condemnee's engineers and experts at Condemnee's sole cost and expense and shall be designed to assure that safe and reliable service will be maintained by Condemnee after the Facilities are disconnected from its system and connected to Condemnor's system and that the Facilities can safely be connected to and integrated into Condemnor's system, all in a manner consistent with all BPU and other Legal Requirements and good utility practice. Beginning on the latest of (i) the Effective Date, (ii) the date that Board Approval is obtained or (iii) the date that Council Approval is obtained, Condemnee shall develop detailed plans and specifications for the Disconnection Work and shall use good faith efforts to submit them to Condemnor within a reasonable time thereafter for review, which review shall be conducted at Condemnor's sole cost and expense. Beginning promptly after receiving the draft plans and specifications for the Disconnection Work from

Condemnee, Condemnor, at Condemnor's sole cost and expense, shall develop a work schedule for construction based on the plans and specifications developed by Condemnee for the Disconnection Work and design and plan the means by which Condemnor shall accept the distribution and feeder load for the Service Area at its existing substations (and any planned substations, if applicable) and account for the voltage differential between the systems of the parties and determine the location for handling such differential within Condemnor's system and shall use good faith efforts to submit it to Condemnee for review within a reasonable time thereafter, which review shall be conducted at Condemnee's sole cost and expense. The Transition Team shall coordinate the discussion of Condemnee's plans and specifications for the Disconnection Work and Condemnor's work schedule for the Disconnection Work between the parties and shall establish a reasonable time schedule for each stage of the preparation (including the submission by Condemnee of the initial plans and specifications and by Condemnor of the initial work schedule) and may appoint a subcommittee of people with appropriate technical knowledge to facilitate the communication between the parties. Condemnee agrees to consider in good faith and acting reasonably all of Condemnor's good faith, reasonable comments to Condemnee's plans and specifications, but the parties agree that Condemnee's engineers and experts will be certifying the plans and specifications for the Disconnection Work (which shall not include certifying the designs or limits of Condemnor's existing system or the handling of the voltage differential or distribution or feeder load within Condemnor's system, all of which shall be certified by Condemnor as part of the Work Schedule) and, subject to decisions of the Initial Mediator or legal counsel to which Condemnee has agreed to abide in accordance with this sentence, shall have the sole right to make a final determination of their contents, provided, however, if a dispute between the parties relating to the Disconnection Work relates to any matter other than compliance with applicable Legal

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Requirements, Condemnee agrees to abide by the decision of the Initial Mediator on such issue, if a dispute between the parties relates to compliance with applicable Legal Requirements, Condemnee agrees to abide by the written opinion of Riker, Danzig, Scherer, Hyland & Perretti, LLP and DeCotiis, Fitzpatrick, Gluck & Cole, LLP, or, if these firms do not agree on the Legal Requirements applicable, they shall jointly appoint a third law firm (with Condemnee and Condemnor equally sharing the expense thereof) with substantial experience in the matters at issue and Condemnee shall abide by the written opinion of such third firm, and if a dispute contains both technical and legal issues, Condemnee shall abide by the joint decision of the Initial Mediator and the law firm(s). The final plans and specifications submitted by Condemnee for the Disconnection Work are referred to herein as the "Disconnection Plan". Condemnor agrees to consider in good faith and acting reasonably all of Condemnee's good faith, reasonable comments to Condemnor's work schedule, but the parties agree that Condemnor's engineers and experts will be responsible for adhering to such schedule and certifying those design elements and system items that are to be certified by Condemnor, and, subject to decisions of the Initial Mediator or legal counsel to which Condemnor has agreed to abide in accordance with this sentence, shall have the sole right to make a final determination of such schedule, provided, however, if a dispute between the parties relates to any matter other than compliance with applicable Legal Requirements, Condemnor agrees to abide by the decision of the Initial Mediator on such issue, if a dispute between the parties relates to compliance with applicable Legal Requirements, Condemnor agrees to abide by the written opinion of Riker, Danzig, Scherer, Hyland & Perretti, LLP and DeCotiis, Fitzpatrick, Gluck & Cole, LLP, or, if these firms do not agree on the Legal Requirements applicable, they shall jointly appoint a third law firm (with Condemnee and Condemnor equally sharing the expense thereof) with substantial experience in the matters at issue and Condemnor shall abide by the written opinion of such third firm, and if a dispute contains both technical and legal issues, Condemnor shall abide by the joint decision of the Initial Mediator and the law firm(s). The final work schedule submitted by Condemnor for the Disconnection Work is referred to herein as the "Work Schedule". The Disconnection Plan shall be submitted to Condemnor by Condemnee as soon as it is completed and the Work Schedule shall be submitted to Condemnee by Condemnor as soon as it is completed. After the Transition Team completes its discussion of the plans and specifications initially submitted by Condemnee for the Disconnection Work and the work schedule initially submitted by Condemnor for the Disconnection Work, Condemnee shall make a good faith effort to complete the Disconnection Plan and Condemnor shall make a good faith effort to complete the Work Schedule within the time period established by the Transition Team for such work.

(c)   Promptly upon the later of the finalization of the Work Schedule or the finalization of the Disconnection Plan, Condemnor shall commence to do all work necessary to implement the Disconnection Plan and to prepare to implement the Implementation Plan in accordance with its terms. Condemnor shall diligently and continuously pursue such work. All such work shall be accomplished at Condemnor's sole cost and expense and in strict compliance with the Disconnection Plan and all Legal Requirements. Condemnee's monitoring of such work shall be at Condemnee's sole cost and expense.

(d)   The Transition Team will work together in good faith and acting reasonably and in accordance with prudent utility practice to develop, adopt and oversee the implementation of the Implementation Plan. Among other things, the Implementation Plan shall establish the Changeover Date on a date selected by Condemnor in accordance with Section 4 of this Agreement, as such Changeover Date may be adjusted from time to time by the Transition Team as provided in Section 4 hereof. The Changeover Date shall be the Condemnation Date and on such date title to the Assets shall be transferred from Condemnee to Condemnor in accordance with and subject to the terms and conditions of this Agreement, as well as the first date that Condemnor uses the Facilities to provide electric service to any portion of the Service Area and Condemnee ceases using the Facilities to provide electric service to any portion of the Service Area. The Implementation Plan shall also establish any phasing of the changeover from Condemnee's provision of electric service to Condemnor's provision of electric service within the Service Territory if it will not all be accomplished on the Changeover Date and the timing and methodology for the transfer of the Customers, the Customer Accounts, metering and billing and the provision of electric service from Condemnee to Condemnor. Condemnee and Condemnor each agree to perform those acts that are consistent with the terms of this Agreement and are required by the Implementation Plan adopted by the Transition Team and to do so in a manner consistent with all BPU requirements and Legal Requirements.

(e)   The Transition Team shall determine the nature and extent of the Facilities, the facilities of Condemnee located in the City of Vineland that do not constitute Facilities, Ancillary Interests, the Easements, the Pole Attachment Agreements and the Other Assigned Agreements and work in good faith and acting reasonably to determine how best to accomplish the transfer of the Facilities, Ancillary Interests, the reservation or creation of the Easements and the assignment (or condemnation or other termination) of the Pole Attachment Agreements and Other Assigned Agreements. Condemnee shall provide the Transition Team with an initial list of the Ancillary Interests, the Easements, the Pole Attachment Agreements and the Other Assigned Agreements within thirty (30) days after the Effective Date and, before Closing, the Transition Team shall verify and amend each such list and the items included in the Facilities as set forth on **Exhibit A** as necessary to assure that it each such list is complete and accurate and shall create a list of the facilities of Condemnee that are located within the City of Vineland but are not Facilities. Condemnee shall use good faith reasonable efforts to compile its initial list and the Transition Team shall use good faith reasonable efforts to verify and amend such list as necessary. The parties acknowledge that any omitted items shall be transferred after the Condemnation Date in accordance with Section 11 hereof. The Transition Team shall complete the lists as soon as reasonably possible..

(f)   The parties acknowledge that there may be a substantial period of time between the Effective Date and the Condemnation Date and that it is possible that Condemnee will be required, by Legal Requirements or in order to operate the Facilities, to make capital expenditures to improve or add to the Facilities which capital expenditures are not in the ordinary course of business and do not constitute ordinary maintenance and repair of the Facilities.   To the extent that Condemnee reasonably determines in good faith that any such improvement or addition to the Facilities is required, it shall notify the Transition Team, which shall consider the matter. The Transition Team shall determine whether the improvement or addition is necessary and, if so, the reasonable compensation to be paid to Condemnee as a Closing Adjustment for such improvement or addition. Any dispute shall be resolved by the Initial Mediator, and/or if a legal issue is involved by counsel as set forth in Section 9(b). In the event that any such improvement or addition to the Facilities is made by Condemnee in accordance with the determination of the Transition Team (or the dispute resolution process if applicable), the Facilities shall be amended to include such improvement or addition and the additional compensation for such improvement or addition shall be paid by Condemnor to Condemnee at Closing as a Closing Adjustment.

(g)   The Transition Team shall also coordinate and work with the parties to achieve any other purpose contemplated by this Agreement as the parties may desire.

SECTION 10: ARBITRATION

While the parties agree to work together in good faith and acting reasonably and to use the Transition Team as set forth in Section 9, they recognize the possibility that despite such efforts they may not be able to reach agreement on all matters where their agreement is contemplated by Section 9 hereof. Thus the parties after careful consideration have agreed that in any instance where the parties are unable to reach agreement as contemplated by Section 9 hereof and after good faith, reasonable efforts are unable to do so, either party may demand that the matter be submitted to binding arbitration and each party shall be bound to so proceed with binding arbitration as to that matter and will be bound by the results thereof. Any arbitration to be conducted hereunder shall be limited to matters to be decided or determined in accordance with Section 9 hereof (including, without limitation, those matters that one party has the right to determine after considering the reasonable comments of the other party) and, unless both parties consent, shall not include the interpretation or enforcement of other aspects of this Agreement. If any such matter is submitted to arbitration, it shall be submitted initially to the Initial Mediator, whose decision shall be final and binding, provided, however, if the Initial Mediator notifies the parties in writing within three (3) Business Days after being asked to decide a dispute that the Initial Mediator cannot or will not resolve the dispute, the dispute shall be referred to a panel of three arbitrators, one chosen by Condemnee, one by Condemnor and one by the first two arbitrators. Each arbitrator shall be an expert in the field involved in the dispute with at least 10 years experience in that field and with substantial experience in utility work. For example, if the parties are unable to reach agreement on the necessary Easements and the Initial Mediator notifies the parties in writing that he does not elect to decide this issue, each arbitrator should be an engineer with at least 10 years experience and with substantial experience in utility work. Each party shall pay one-half of the cost of the Initial

Mediator (including, without limitation, the Initial Mediator's fees for acting as a member of the Transition Team) and any arbitration and each shall be responsible for its own costs for attorneys' or other experts and costs of attending and participating in the arbitration. The Initial Mediator may elect to make a decision based on formal or informal discussions with the parties in his capacity as a member of the Transition Team, but in each case shall also permit and consider written submissions of the parties if they desire to make them. The Initial Mediator's decision shall be made a quickly as reasonably possible under the circumstances (and in any event within thirty (30) days) and shall be in writing, which writing shall include the reasons for the decision. If other arbitrators are used, they shall hear the matter on an expedited basis, which shall be as quickly as reasonably possible under the circumstances, and shall render a written decision, which shall include the reasons for their decision, within thirty (30) days after the hearing. The decision of the Initial Mediator or the other arbitrators shall be final and binding when rendered. Notwithstanding anything to the contrary in this Agreement, no decision of the Initial Mediator or any other arbitrators shall require Condemnor to operate outside of the geographical boundaries of the City of Vineland or to undertake any other conduct that would subject Condemnor's municipal electric utility to BPU rate regulation or other BPU jurisdiction.

SECTION 11: CLOSING AND POST-CLOSING COVENANTS

(a) **Further Assurances; Cooperation and Assistance**. From time to time after the Closing, at Condemnor's or Condemnee's request, and at the requesting party's expense and without further consideration, Condemnee or Condemnor, as the case may be, shall execute and deliver such other instruments of conveyance and transfer and take such other action as Condemnor or Condemnee may reasonably request to more effectively consummate the transactions contemplated by this Agreement. By way of illustration, but not limitation of the foregoing, if the parties later determine that any Facilities or Ancillary Interest that should have been condemned hereunder or any Easement that should have been reserved or created hereunder was not, the parties shall cooperate and effectuate the transfer of such Facilities or Ancillary Interest or the reservation or creation of such Easement even though Closing and the Condemnation Date have occurred.

(b)   After Closing the parties shall continue to cooperate to transfer and/or share data and records necessary for Condemnor to service the Customers and the Customer Accounts. The parties shall complete this process as soon as is reasonably possible and in any event within six (6) months after Closing.

(c)   All Interconnection Agreements shall continue in full force and effect in accordance with their terms after Closing, provided, however, the parties agree that the Interconnection Agreement(s) will require modification as a result of the transactions contemplated by this Agreement and agree to work together in good faith and acting reasonably to modify the Interconnection Agreements as reasonably necessary as a result of the transactions contemplated by this Agreement.   The parties agree that the Transition Team shall recommend the necessary modifications to the Interconnection Agreements to the parties.

SECTION 12. CONDITION OF THE ASSETS.

(a)   Subject to the terms and conditions of this Agreement, Condemnor has agreed to condemn the Assets "as is" as of the Condemnation Date.

(b)   CONDEMNOR ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER CONDEMNEE, NOR ANY AGENT OR REPRESENTATIVE OF CONDEMNEE HAS MADE, AND CONDEMNEE IS NOT LIABLE OR RESPONSIBLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, COVENANTS,

AGREEMENTS, OBLIGATIONS, GUARANTEES, STATEMENTS, INFORMATION OR INDUCEMENTS PERTAINING TO THE ASSETS OR ANY PART THEREOF, THE PHYSICAL CONDITION THEREOF, THE ENVIRONMENTAL CONDITION THEREOF, THE FITNESS AND QUALITY THEREOF, THE INCOME, EXPENSES OR OPERATION THEREOF, THE VALUE AND PROFITABILITY THEREOF, THE USES WHICH CAN BE MADE THEREOF, CURRENT AND FUTURE ZONING, OR ANY OTHER MATTER OR THING WHATSOEVER WITH RESPECT THERETO. WITHOUT LIMITING THE FOREGOING, CONDEMNOR ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER CONDEMNEE NOR ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT OR REPRESENTATIVE OF CONDEMNEE IS LIABLE OR RESPONSIBLE FOR OR BOUND IN ANY MANNER BY (AND CONDEMNOR HAS NOT RELIED UPON) ANY VERBAL OR WRITTEN OR SUPPLIED REPRESENTATIONS, WARRANTIES, COVENANTS, AGREEMENTS, OBLIGATIONS, GUARANTEES, STATEMENTS, INFORMATION OR INDUCEMENTS PERTAINING TO THE ASSETS OR ANY PART THEREOF, THE ASSETS' CONDITION AND ANY OPERATION OF THE ASSETS AND ANY OTHER INFORMATION RESPECTING THE ASSETS FURNISHED BY OR OBTAINED FROM CONDEMNEE OR ANY AGENT OR REPRESENTATIVE OF CONDEMNEE.

(c)   The parties agree that any environmental liability and clean-up responsibility claims that may be brought against either of them before or after the Condemnation Date with respect to the Assets shall be governed by the then appertaining law of the United States of America and the State of New Jersey as if the Assets had been condemned without this Agreement.

SECTION 13. MISCELLANEOUS

(a) **Survival of Representations, Warranties, Covenants, Etc**. All representations, warranties and covenants made by the parties hereto in this Agreement shall be true as of the date of Closing and shall survive for one (1) year thereafter.

(b) **Counterparts**. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original and all of which shall constitute one and the same instrument.

(c) **Entire Agreement**. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof and may not be changed or terminated orally. No attempted change, termination or waiver of any of the provisions hereof shall be binding unless in writing and signed by the parties hereto.

(d) **Binding Nature**. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and permitted assigns, provided, however, if Condemnee fails to obtain Board Approval within thirty (30) days after the Effective Date, this Agreement shall be null and void and of no further force and effect unless the parties mutually agree to extend such date.

(e) **Headings**. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey. Venue for any legal proceedings arising out of this Agreement shall be in Cumberland County, New Jersey.

(g)   **Expenses**.   Except as expressly provided herein, all fees and expenses incurred by any party in connection with this Agreement shall be borne by such party.

(h)   **Assignment**.   Neither this Agreement nor any of the rights or obligations hereunder may be assigned by either Condemnee or Condemnor.   Nothing in this Section 13(h) shall prevent Condemnor from freely alienating the Assets or further assigning the Pole Attachment Agreements and Other Assigned Agreements after the Condemnation, nor shall it prevent Condemnee from freely expending all or any part of the Condemnation Compensation after receiving same.

(i)   **Notices**.   All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or sent by certified or registered mail, return receipt requested, with first class postage prepaid, or by overnight delivery service (such as Federal Express with proof of delivery) or by facsimile or email transmission addressed to the party as specified below. Notices sent by personal delivery, certified or registered mail or overnight delivery service shall be deemed received the sooner of actual delivery or refusal to accept delivery. Notices sent by facsimile transmission or email shall also be simultaneously sent by any method other than facsimile transmission or email and such notices shall be deemed received the sooner of the date a response is received to the facsimile transmission or email indicating that the notice was received or the actual delivery or refusal of the copy sent by another permitted method:

If to Condemnor:	City of Vineland
	640 E. Wood Street
	P.O. Box 1508
	Vineland, New Jersey 08362-1508
	Attn: Perry D. Barse, Mayor
	Telecopy (856) 794-5065
With a copy to:	DeCotiis, Fitzpatrick, Gluck & Cole, LLP
	Glenpointe Centre West
	500 Frank W. Burr Blvd
	Teaneck, New Jersey 07666
	Attn: J. S. Lee Cohen, Esq.
	Telecopy: (201) 928-0588
	Email: lcohen@dfglaw.com
If to Condemnee:	Atlantic City Electric Company
	c/o Conectiv Energy
	401 Eagle Run Road
	P.O. Box 9239
	Newark, Delaware 19714-9231
	Attn: Jerry A. Elliott, Director, Bulk Energy Marketing
	Telecopy: (302) 454-4161
	Email: jerry.elliott@conectiv.com
With a copy to:	Riker, Danzig, Scherer Hyland & Perretti LLP
	Headquarters Plaza
	One Speedwell Avenue
	P.O. Box 1981
	Morristown, New Jersey 07962-1981
	Attn: Vincent J. Sharkey, Jr. Esq.
	Telecopy No.: (973) 538-1984
	Email: vsharkey@riker.com

(j)   **Waiver; Remedies.** No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach. All remedies afforded in this Agreement shall be taken and construed as cumulative and in addition to every other remedy provided herein or by law.

(k)   **Construction.** Each party hereto acknowledges and agrees that such party and its counsel have negotiated and reviewed this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments, schedules or exhibits hereto. The parties further agree that this Agreement shall be construed to fairly and equitably give effect to the intent of the parties to consummate the transactions described herein and to work together in good faith and each acting reasonably.

(l)   **<u>Waiver of Right to Jury Trial.</u>** Each party to this Agreement hereby expressly, voluntarily, knowingly and irrevocably waives any constitutional or other right each may have to a trial by jury in the event of litigation concerning any claim, demand, action or cause of action (a) arising under this Agreement, the parties' performance thereunder or any other instrument, document or agreement executed or delivered in connection therewith, or (b) in any way connected with or related or incidental to the dealings of the parties hereto or any of them with respect to any instrument, document or agreement related in any way whatsoever to the subject matter of this Agreement; and in each case, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise. Any party to this Agreement may file an original counterpart or copy of this section with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury. Each party represents that it has consulted with counsel specifically with reference to this clause.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

ATLANTIC CITY ELECTRIC COMPANY

By:_____
     Name:
     Title:

CITY OF VINELAND

By:_____
     Name:
     Title:

Exhibit A

THE FACILITIES

Previously Distributed Under Separate Cover Due To Its Size

RELEASE

This Release Agreement, dated _____, 2002, is given

BY the Releasor(s)

ATLANTIC CITY ELECTRIC COMPANY,

referred to as "I"

TO

CITY OF VINELAND,

referred to as "You",

If more than one person signs this Release Agreement (the "Release"), "I" shall mean each person who signs this Release.

Release. I hereby release you, your elected and appointed officials, employees, agents, successors, assigns, residents, taxpayers and past, present and future ratepayers from any and all claims, demands, suits or judgments made, or which could have been made, in any and every forum, known or unknown, litigated or unlitigated, including but not limited to claims for damages, interest or other compensation, tax liability, cost recovery of any and all types whether by statute, regulation, common law, equity or regulatory process and decision, attorneys and other fees and litigation costs and any other type or form of recompense, arising from or in connection with the following proceedings:

Any and all claims relating or referred to in the Verified Complaint filed in the Superior Court of New Jersey, Law Division, Cumberland County, Docket No. CUM-L-001206-00 and A-005791-00T3, entitled, City of Vineland v. Atlantic City Electric Co., et al. and any and all claims in any way relating to the claims asserted in the foregoing action as well as any and all claims which I have raised or could have raised in the foregoing action or in an action before the BPU relating to such claims.

I also specifically release any and all claims raised or which could have been raised in the PEPCO/Conectiv merger proceeding pending before the New Jersey Board of Public Utilities bearing Docket No. EM0150308.

I also specifically release any and all claims raised or which could have been raised in the proceedings pending before the New Jersey Board of Public Utilities captioned, <u>Petition of Atlantic City Electric Company for Resolution of a Territorial Dispute with the City of Vineland Municipal Electric Utility</u>, bearing Docket No. EE00020100.

Consideration and Exceptions. I am giving you this Release as partial consideration for a settlement agreement between You and I dated March 13, 2002. I am not releasing you from any claims, matters or obligations which survive Closing as set forth in the Settlement Agreement. Except as set forth herein, I agree that I will not seek anything further including any other payment from you.

Who is bound. I am bound by this Release. Anyone who succeeds to my rights and responsibilities, such as my successors in interest, is also bound. This Release is made for your benefit and all who succeed to your rights and responsibilities, such as your successors in interest.

Signature. I understand and agree to the terms of this Release. If this Release is made by a corporation its proper corporate officers sign and its corporate seal is affixed.

Witnessed or Attested by: ATLANTIC CITY ELECTRIC
                            COMPANY

_____   By: _____

STATE OF NEW JERSEY   )
                          : SS.
COUNTY OF   )

    I CERTIFY that on _____, 2002,

    _____ personally came before me and acknowledged under oath, to my satisfaction, that this person (or if more than one, each person):

    is named in and personally signed this document; and
    signed, sealed and delivered this document as his or her act and deed.

Prepared by:

_____   _____

Exhibit A-2

RELEASE

This Release Agreement, dated _____, 2002, is given

BY the Releasor(s)

CITY OF VINELAND,

referred to as "I"

TO

ATLANTIC CITY ELECTRIC COMPANY,

referred to as "You",

If more than one person signs this Release Agreement (the "Release"), "I" shall mean each person who signs this Release.

1.   **Release.** I hereby release you, your officers and directors, employees, agents, successors, assigns, and past, present and future ratepayers from any and all claims, demands, suits or judgments made, or which could have been made, in any and every form, known or unknown, litigated or unlitigated, including but not limited to claims for damages, interest or other compensation, tax liability, cost recovery of any and all types whether by statute, regulation, common law, equity or regulatory process and decision, attorneys and other fees and litigation costs and any other type or form of recompense, arising from or in connection with the following proceedings:

Any and all claims relating or referred to in the Verified Complaint filed in the Superior Court of New Jersey, Law Division, Cumberland County, Docket No. CUM-L-001206-00 and A-005791-00T3, entitled, City of Vineland v. Atlantic City Electric Co., et al. and any and all claims in any way relating to the claims asserted in the foregoing action as well as any and all claims which I have raised or could have raised in the foregoing action or in an action before the BPU relating to such claims.

I also specifically release any and all claims raised or which could have been raised in the PEPCO/Conectiv merger proceeding pending before the New Jersey Board of Public Utilities bearing Docket No. EM0150308.

I also specifically release any and all claims raised or which could have been raised in the proceedings pending before the New Jersey Board of Public Utilities captioned, <u>Petition of Atlantic City Electric Company for Resolution of a Territorial Dispute with the City of Vineland Municipal Electric Utility</u>, bearing Docket No. EE00020100.

2.   **Consideration and Exceptions.** I am giving you this Release as partial consideration for a settlement agreement between You and I dated March 13, 2002. I am not releasing you from any claims, matters or obligations which survive Closing as set forth in the Settlement Agreement. Except as set forth herein,   I agree that I will not seek anything further including any other payment from you.

3.   **Who is bound.** I am bound by this Release. Anyone who succeeds to my rights and responsibilities, such as my successors in interest, is also bound. This Release is made for your benefit and all who succeed to your rights and responsibilities, such as your successors in interest.

4.   **Signature.** I understand and agree to the terms of this Release. If this Release is made by a corporation its proper corporate officers sign and its corporate seal is affixed.

Witnessed or Attested by: CITY OF VINELAND

_____   By: _____

STATE OF NEW JERSEY   )
                                       : SS.
COUNTY OF   )

        I CERTIFY that on _____, 2002,

        _____ personally came before me and acknowledged under oath, to my satisfaction, that this person (or if more than one, each person):

    is named in and personally signed this document; and
    signed, sealed and delivered this document as his or her act and deed.

Prepared by:

_____   _____

Exhibit B

FUTURE SUBSTATION PROPERTY

Exhibit C

TRANSMISSION EASEMENT

RIKER, DANZIG, SCHERER, HYLAND & PERRETTI LLP
Headquarters Plaza
One Speedwell Avenue
Morristown, NJ 07962-1981
(973) 538-0800

Attorneys for Defendant, Atlantic City Electric Co.

CITY OF VINELAND, Plaintiff, vs. ATLANTIC CITY ELECTRIC COMPANY, ET ALS, Defendant.	SUPERIOR COURT OF NEW JERSEY LAW DIVISION, CUMBERLAND COUNTY DOCKET NO. CUM-L-001206-00 CIVIL ACTION **CONSENT ORDER VACATING ORDER OF DISMISSAL AND APPROVING SETTLEMENT**

This matter having been opened to the Court on the joint application of plaintiff, City of Vineland (the "City") (DeCotiis, Fitzpatrick, Gluck & Cole, LLP, attorneys) and defendant Atlantic City Electric Company ("Atlantic Electric") (Riker, Danzig, Scherer, Hyland & Perretti LLP, attorneys) for entry of an order reinstating the Complaint in this action and approving an agreement of the parties for the acquisition of certain assets of Atlantic Electric by exercise of the City's power of eminent domain, and further providing a process for the identification of possible third party interests in and acquisition of those assets from Atlantic Electric by the City; and the City and Atlantic Electric having consented to the entry of this Order as evidenced by the signatures of their counsel affixed hereto; and for good cause shown;

IT IS, ON THIS   DAY OF   , 2002, ORDERED AS FOLLOWS:

1.   The Order of this Court entered on May   , 2001, dismissing the Complaint and the letter opinion of this Court issued on May   , 2001 are hereby vacated.

2.   The motion of Atlantic Electric filed on   , 2001 for an award of attorneys' fees and costs is hereby deemed withdrawn, with prejudice.

3.   The acquisition of certain assets of Atlantic Electric within the geographic limits of the City of Vineland by the City shall proceed in accordance with a Settlement Agreement between the parties dated March 13, 2002, a copy of which is attached to this Order. More particularly, and without limitation:

a.   Exhibit A to the Complaint (the description of the property being taken) is hereby amended to include the Assets described in the Settlement Agreement.

b.   Payment of the Condemnation Compensation shall be made by the City to Atlantic Electric, and not by deposit into Court, in the amounts and at the times set forth in the Settlement Agreement.

c.   The Complaint may be amended from time to time by the City as persons having interests in, or as persons who may have interests in, the property being acquired are identified. Service of process on such parties shall be made in accordance with the Rules governing actions in this Court; service upon persons residing out of state or whose addresses are unknown may be made by publication in accordance with <u>R</u>. 4:73-3. Deposits into Court with respect to any such third party interests shall be made in accordance with the Settlement Agreement and a further Order of this Court.

4.   This matter shall be deemed concluded upon filing and service of a Declaration of

Taking as provided in the Settlement Agreement.

_____
                                                                                J.S.C.

The undersigned hereby consent to the
form and entry of the within Order.

DeCOTIIS, FITZPATRICK, GLUCK
& COLE, LLP
Attorneys for Plaintiff
City of Vineland

By:_____

RIKER, DANZIG, SCHERER, HYLAND
 & PERRETTI LLP
Attorneys for Defendant
Atlantic City Electric Company

By:_____

Exhibit E

Deed of Easements

Exhibit F

ASSIGNMENT AND ASSUMPTION OF CUSTOMER ACCOUNTS

This Assignment and Assumption of Customer Accounts ("Assignment"), made as of the ____ day of _____, 2002 by and between the Atlantic City Electric Company ("Assignor") the City of Vineland ("Assignee").

W I T N E S S E T H:

WHEREAS, Assignor and Assignee entered into that certain Settlement Agreement dated March 13, 2002 (the "Agreement");

WHEREAS, all capitalized terms used herein without definition shall have the meaning ascribed to them in the Agreement;

WHEREAS, the Agreement provides that Assignor shall transfer and assign and Assignee shall accept and assume the Customer Accounts on the Condemnation Date subject to reconciliation and adjustment between the parties as provided in the Agreement; and

WHEREAS, Assignor and Assignee desire to effectuate the transfer of the Customer Accounts in accordance with the terms of this Agreement;

NOW, THEREFORE, in accordance with the Agreement and in consideration of the sum of One Dollar ($1.00) and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

1.   Assignor does hereby assign, transfer, set over and deliver each Customer Accounts to Assignee solely with respect to all charges accrued after Assignee commences providing electric service to such Customer on or after the Changeover Date. Assignee hereby accepts and assumes each Customer Account solely with respect to all charges accrued or to be accrued after Assignee commences providing electric service to such Customer on or after the Changeover Date. Copies of records of the Customer Accounts for the 26 months before the date hereof have been separately delivered to Assignee.

2.   Notwithstanding anything to the contrary provided in the Assignment, the collection, apportionment and reconciliation of the Customer Accounts shall be carried out in accordance with the terms of the Agreement. This Assignment is being entered into solely to document the transfer of the Customer Accounts and is not intended to and shall not modify the terms of the Agreement relating to the Customer Accounts.

3.   This Assignment may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the day and year first above written.

WITNESS: **ASSIGNOR:**

                                             ATLANTIC CITY ELECTRIC COMPANY

_____   By:_____
                                             Name:
                                             Its:

WITNESS: **ASSIGNEE:**

                                             CITY OF VINELAND

_____   By:_____
Name: Name:
                                             Its:

EXHIBIT G

ASSIGNMENT AND ASSUMPTION OF POLE ATTACHMENT
AGREEMENTS AND OTHER ASSIGNED AGREEMENTS

This Assignment and Assumption of Pole Attachment Agreement and Other Assigned Agreements ("Assignment"), made as of the ____ day of _____, 2002 by and between the Atlantic City Electric Company ("Assignor") the City of Vineland ("Assignee").

W I T N E S S E T H:

WHEREAS, Assignor and Assignee entered into that certain Settlement Agreement dated March 13, 2002 (the "Agreement");

WHEREAS, all capitalized terms used herein without definition shall have the meaning ascribed to them in the Agreement;

WHEREAS, the Agreement provides that Assignor shall transfer and assign and Assignee shall accept and assume the Pole Attachment Agreements and Other Assigned Agreements, all of which are listed on **Exhibit A** attached hereto and made a part hereof, subject to apportionment between the parties as provided in the Agreement; and

WHEREAS, Assignor and Assignee desire to effectuate the transfer of the Pole Attachment Agreements and Other Assigned Agreements in accordance with the terms of this Agreement;

NOW, THEREFORE, in accordance with the Agreement and in consideration of the sum of One Dollar ($1.00) and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

1.   Assignor does hereby assign, transfer, set over and deliver each Pole Attachment Agreement and Other Assigned Agreements to Assignee solely with respect to all rights and obligations thereunder accruing after the date hereof. Assignee hereby accepts and assumes each Pole Attachment Agreement and Other Assigned Agreement solely with respect to all rights and obligations thereunder accruing after the date hereof. Copies of the Pole Attachment Agreements and Other Assigned Agreements have been separately delivered to Assignee.

2.   Notwithstanding anything to the contrary provided in the Assignment, the apportionment of the Pole Attachment Agreement and Other Assigned Agreements shall be carried out in accordance with the terms of the Agreement. This Assignment is being entered into solely to document the transfer of the Pole Attachment Agreements and Other Assigned Agreements and is not intended to and shall not modify the terms of the Agreement relating to them.

3.   This Assignment may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the day and year first above written.

WITNESS: **ASSIGNOR:**

                                                                    ATLANTIC CITY ELECTRIC COMPANY

_____   By:_____
                                                                    Name:
                                                                    Its:

WITNESS: **ASSIGNEE:**

                                                                    CITY OF VINELAND

_____   By:_____
Name: Name:
                                                                    Its:

EXHIBIT A
LIST OF POLE ATTACHMENT AGREEMENTS AND OTHER ASSIGNED
AGREEMENTS

Schedule 6(e)

EXCEPTED CLAIMS TO SECTION 6(e)

I/M/O the Board's Investigation of Electric Outages of July 1999, BPU Docket No. EX99100763 (April 28, 2000); I/M/O BPU Request for a Proposal to Perform a New Review and Investigation of Conectiv's Electric Utility System's Reliability, BPU Docket No. EA99070484 I/M/O (May 15, 2000); I/M/O the Board's Phase Three Review and Monitoring of the Implementation of the Recommendations from the Board Ordered Phase Two Review and Investigation of New Jersey's Four Electric Utilities, BPU Docket No. EX 99070483 (June 6, 2001)

Schedule 7(e)

EXCEPTED CLAIMS TO SECTION 7(e)